Filed via EDGAR

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

United States Securities and

Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Re:	Adecoagro S.A.
Form 20-F for the Year Ended December 31, 2016
Filed April 28, 2017
File No. 001-35052

Dear Ms. Raminpour:

Adecoagro S.A. (the “Company”) is in receipt of the Commission’s comment letter dated December 1, 2017 concerning the above-referenced report.

We note that the letter requests a response within 10 business days. Due to the need to coordinate the Company’s response with its Audit Committee and outside accounting and legal advisers, we may be unable to finalize our response within such time frame. Pursuant to the telephone conversation with Heather Clark, we hereby respectfully request to extend the reply deadline an additional 10 business days to December 29, 2017.

If you have any questions or concerns regarding the proposed timing of our response to your comment letter, please do not hesitate to contact our counsel, Frank Vivero at (212-858-1288) or me at (54 11 4836 8640). Thank you in advance for your consideration and assistance.

Sincerely,

/s/ Charlie Boero Hughes
Charlie Boero Hughes

Chief Financial Officer
Adecoagro S.A.

CC:	Frank Vivero Esq.
Pillsbury Winthrop Shaw Pittman LLP